UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2008                      File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated October 15, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: October 15, 2008	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

American Stock Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Responds to Lake Babine Nation News Release of October 14 and Continues Efforts to Consult

Vancouver BC,  October 15, 2008:  On October 14, 2008, the Lake Babine Nation (“LBN”) issued a media news release stating that “it is withdrawing from dialogue”… “due to serious concerns regarding Pacific Booker’s conduct”.

This statement is not premised on any substantive or accurate facts.  It is also surprising since at virtually the same time of issuing the release on October 14, 2008, the LBN sent a letter to Pacific Booker Minerals Inc. (“PBM”) with the following contrary message:  “We look forward to confirming a meeting to first discuss an agreement that establishes a framework for us to engage with both you and the regulators in respect to the project.”  The LBN’s letter goes on to ask that PBM contact Chief Betty Patrick to coordinate the meeting and concludes by saying that “We look forward to developing a stronger and mutually supportive relationship.”

PBM has for several years been attempting to engage the LBN in developing a framework agreement, related consultation protocols, funding arrangements and proposals for employment and training.  Offers to do so over the past few years have often been met with LBN silence.  PBM’s latest efforts included a letter dated September 19, 2008 and subsequent unreturned telephone calls.

The LBN asserts that “PBM continues to offer us capacity funding but we haven’t seen a dime.”  The truth is that PBM has offered capacity funding on numerous occasions in the past, going back several years, but has often been frustrated by LBN’s lack of communication.

The LBN further accuses PBM of improperly questioning “our members about our confidential traditional uses without asking permission”.  With respect, we have never been made aware of this allegation.  If there was a breach of protocol or expectations, we would have been pleased to discuss them.

The LBN further asserts:

Gone are the days when First Nations are not entitled to legal representation and we are not going to let them dictate to us who is on our team.  These are examples of their [PBM] self serving intention to move the Project forward without demonstrating a real commitment to relationship building.  Their actions to date are disrespectful and do not encourage us to trust them.

PBM has never at any time suggested, let alone dictated, who should be on the LBN team.  PBM is therefore offended that LBN imputes improper intentions.  At most, PBM intended to not bring its lawyers to meetings, as a gesture to allow for a friendlier and less adversarial exchange of views.

PBM prefers to respond to the positive invitation in LBN’s letter of October 14, 2008, and considers it highly unfortunate that its press release issued the same date conveyed a contrary picture.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com,

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml